Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES – SWISS TEAM USES
INSIGHTEC’S EXABLATE® 4000 BRAIN SYSTEM TO TREAT PATIENTS
WITH FUNCTIONAL BRAIN DISORDERS

Tel Aviv, Israel, July 14, 2009, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that, its subsidiary (in which EI holds indirectly approximately 58.34%), InSightec Ltd., announced today that a team at the University Children’s Hospital Zurich has completed a feasibility study testing the use of non-invasive transcranial MR-guided focused ultrasound surgery (TcMRgFUS) for the treatment of neuropathic pain.  Ten adult patients diagnosed with chronic neuropathic pain successfully underwent non-invasive deep brain ablation surgery (central lateral thalamotomy) with transcranial MRgFUS and showed improvement in pain scores and reduction of pain medication with no adverse effects at three months follow-up. This is the first study in the world to test non-invasive transcranial focused ultrasound as a treatment modality for functional brain disorders.

“The Neuropathic pain study performed at Zurich demonstrated the feasibility to treat these patients non-invasively without adverse events and with very favorable preliminary efficacy” said Dr. Kobi Vortman, President and CEO of InSightec.

“The results of this study set the ground for extensive brain study addressing the areas of functional diseases like Parkinson and Epilepsy, brain tumors and stroke. This technology has the potential to help significant amount of patients while reducing trauma and morbidity. To advance this study InSightec is collaborating with leading neurosurgery and neurology institutes around the world.”

Shimon Yitzhaki, Elbit Imaging’s President and CEO, commented:
InSightec’s outstanding breakthrough technology in the transcranial field has without doubt placed InSightec on the map as being the world’s leading developer in the field of non-invasive treatment using MR-guided focused ultrasound surgery (MRgFUS) with an impressive variety of applications and markets.

About ExAblate®
ExAblate is the first system to use the MR guided focused ultrasound technology that combines MRI – to visualize the body anatomy, plan the treatment and monitor treatment outcome in real time – and high intensity focused ultrasound to target brain tissue non-invasively. MR thermometry allows the physician to control and adjust the treatment in real time to ensure that the targeted area is fully treated and surrounding tissue is spared. The ExAblate 4000 is a platform for a variety of transcranial indications, such as brain tumors, functional neurosurgery, stroke and targeted drug delivery.

The ExAblate® 2000, based on the same technology, was approved by the U.S. Food and Drug Administration in 2004 as a treatment for symptomatic uterine fibroids. 5,000 women have been treated worldwide to date. ExAblate 2000 received the European CE Mark certification for pain palliation of bone metastases in June 2007.

About InSightec
InSightec Ltd. is a privately held company owned by Elbit Imaging, General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 160 employees and has invested more than $150 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas. For more information, please go to: http://www.insightec.com/

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO Elbit Imaging Ltd. Tel:+972-3-608-6024 dudim@elbitimaging.com